UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Columbia Sportswear Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

198516 10 6

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 198516 10 6	Page 2 of 5

(1)	Names of reporting persons Timothy P. Boyle
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of	(5) Sole voting power 26,065,073
shares beneficially owned by	(6) Shared voting power 1,809,544
each reporting person	(7) Sole dispositive power 26,065,073
with:	(8) Shared dispositive power 1,809,544
(9)	Aggregate amount beneficially owned by each reporting person 27,874,617
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 39.9%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 198516 10 6	Page 3 of 5

Item 1.  Issuer

(a)The name of the Issuer is Columbia Sportswear Company.

(b)The Issuer’s principal executive offices are located at 14375 NW Science Park Drive, Portland, Oregon 97229.

Item 2. Reporting Person and Security

(a)This Statement is filed by Mr. Timothy P. Boyle, an individual.

(b)Mr. Boyle’s business address is 14375 NW Science Park Drive, Portland, Oregon 97229.

(c)Mr. Boyle is a citizen of the United States of America.

(d)This Statement relates to shares of Common Stock of Columbia Sportswear Company.

(e)The CUSIP number assigned to the Common Stock of the Issuer is 198516 10 6.

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J),
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

SCHEDULE 13G

CUSIP No. 198516 10 6	Page 4 of 5

Item 4.  Ownership.

(a)

Under the rules and regulations of the Securities and Exchange Commission, Mr. Boyle may be deemed to be the beneficial owner of a total of 27,874,617 shares of Issuer Common Stock.  This amount includes (i) 2,000 shares held in a stock voting trust, of which Mr. Boyle is the trustee; (ii) 3,127,859 shares held in six guarantor retained annuity trusts for which Mr. Boyle is trustee and income beneficiary; (iii) 1,664,776 shares held in two trusts, of which Mr. Boyle’s wife is the trustee, for the benefit of his daughter; (iv) 143,934 shares held in a trust, of which Mr. Boyle’s wife is the trustee, for the benefit of his son; and (v) 834 shares held in a trust for Mrs. Boyle, of which she is the trustee.  Pursuant to Rule 13d-4, this filing shall not be construed as an admission that Mr. Boyle is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the securities identified in clause (iii), (iv) or (v) of this paragraph.

(b)	Mr. Boyle’s beneficial ownership of Issuer Common Stock represented approximately 39.9% of the Issuer’s 69,828,235 issued and outstanding shares of such stock as of December 31, 2014.
(c)	(i) Of the total amount of shares beneficially owned by Mr. Boyle, Mr. Boyle has sole power to vote or direct the vote of 26,065,073 shares.
(ii) Of the total amount of shares beneficially owned by Mr. Boyle, Mr. Boyle has shared power to vote or direct the vote of 1,809,544 shares.
(iii) Of the total amount of shares beneficially owned by Mr. Boyle, Mr. Boyle has sole power to dispose or direct the disposition of 26,065,073 shares.
(iv) Of the total amount of shares beneficially owned by Mr. Boyle, Mr. Boyle has shared power to dispose or direct the disposition of 1,809,544 shares.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

SCHEDULE 13G

CUSIP No. 198516 10 6	Page 5 of 5

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:February 5, 2015
/s/ Timothy P. Boyle Timothy P. Boyle